# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marex Group plc, CIK 0001997464
CUSIP: G5S37H101
Title of class of securities: Common Stock, par value $0.001551 per share
Address of issuer's principal executive offices: 155 Bishopsgate, London, United Kingdom (X0), EC2M 3TQ
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118290
Filed by CIK 0002040367

## Reporting persons
- JRJ Investor 1 LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amphitryon Limited was the record holder of the shares previously reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the ordinary shares previously held directly by Amphitryon Limited.
- Amphitryon Limited (in liquidation): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amphitryon Limited was the record holder of the shares previously reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the ordinary shares previously held directly by Amphitryon Limited.
- JRJ Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amphitryon Limited was the record holder of the shares previously reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the ordinary shares previously held directly by Amphitryon Limited.
- Sir Jeremy Isaacs: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amphitryon Limited was the record holder of the shares previously reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the ordinary shares previously held directly by Amphitryon Limited.
- Mr. Roger Nagioff: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amphitryon Limited was the record holder of the shares previously reported herein. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the ordinary shares previously held directly by Amphitryon Limited.

## Item 1. Issuer
Name of issuer: Marex Group plc
Address of issuer's principal executive offices: 155 Bishopsgate, London, United Kingdom, EC2M 3TQ

## Item 2. Person Filing
Citizenship:
(i) JRJ Investor 1 LP ("JRJ Investor 1")
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Limited partnership organized under the laws of Jersey

(ii) Amphitryon Limited (in liquidation) ("Amphitryon Ltd.")
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Company organized under the laws of Jersey

(iii) JRJ Group Limited ("JRJ Group")
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: Company organized under the laws of Jersey

(iv) Sir Jeremy Isaacs
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: British Citizen

(v) Mr. Roger Nagioff
44 Esplanade, St. Helier, JE4 9WG, Jersey
Citizenship: British Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, Amphitryon Ltd. directly held 0 Shares. JRJ Investor 1 LP is the indirect sole shareholder of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited, which is controlled by Sir Jeremy Isaacs and Mr. Roger Nagioff. As such, they may have be deemed to have or share beneficial ownership of the Shares previously held directly by Amphitryon Limited.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JRJ Investor 1 LP: /s/ Nigel Crocker, Nigel Crocker / Director (08/10/2026)
- Amphitryon Limited (in liquidation): /s/ Jacques van Oorschot, Jacques van Oorschot / Director (08/10/2026)
- JRJ Group Limited: /s/ Nigel Crocker, Nigel Crocker / Director (08/10/2026)
- Sir Jeremy Isaacs: /s/ Jeremy Isaacs, Jeremy Isaacs (08/10/2026)
- Mr. Roger Nagioff: /s/ Roger Nagioff, Roger Nagioff (08/10/2026)